UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 11, 2012

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and the Registration Statement on Form S-8 (file no. 333-101259).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse Executive Appointments

Antonio Quintella appointed Chairman of Credit Suisse Hedging-Griffo

Robert Shafir appointed CEO of Credit Suisse Americas in addition to his current role as CEO of Credit Suisse Asset Management

Zurich, May 11, 2012 Credit Suisse today announced the following changes to its Executive Board, effective May 31, 2012.

Antonio Quintella, currently CEO of Credit Suisse Americas and a member of the Executive Board of Credit Suisse, has been appointed Chairman of Credit Suisse Hedging-Griffo.  After acquiring a majority stake in Hedging-Griffo in 2007, Credit Suisse became the leading asset and wealth manager in Brazil. Brazil is a key market and a cornerstone of Credit Suisse’s leading Emerging Markets business.

As the former CEO of Brazil and CEO of Credit Suisse Americas, Antonio Quintella is ideally qualified to further develop Credit Suisse’s wealth management business and to deliver the integrated bank to clients in one of our most dynamic growth markets. In his new role, he will relocate to São Paulo and report to Hans-Ulrich Meister, CEO of Credit Suisse Private Banking, and to Robert Shafir, CEO of Credit Suisse Asset Management. Antonio Quintella will step down from the Executive Board of Credit Suisse, effective May 31, 2012.

Robert Shafir has been appointed CEO of Credit Suisse Americas.  He will assume this role in addition to his current role as CEO of Credit Suisse Asset Management. Robert Shafir was CEO of Credit Suisse Americas from 2007 to 2010, the last two years of which he was both CEO of Credit Suisse Asset Management and CEO of Credit Suisse Americas. He will remain a member of the Executive Board of Credit Suisse.

***
Robert Shafir is CEO of Credit Suisse Asset Management and CEO of Credit Suisse Americas. He is a member of the Executive Board of Credit Suisse, based in New York. He is also Chairman of the Management Committee of Asset Management and of the Americas CEO Management Committee.

In August 2007, Robert Shafir joined Credit Suisse from Lehman Brothers, where he was Head of Equities and a member of the Executive Committee. During his 17 years at Lehman Brothers, he also held other senior roles, including Head of European Equities and Global Head of Equities Trading, and played a key role in building its Equities business into a global, institutionally-focused franchise. Prior to that, he worked at Morgan Stanley in the Preferred Stock business within the Fixed Income division.

Media Release
May 11, 2012 Page 2/3

Robert Shafir graduated with a B.A. in Economics from Lafayette College and an M.B.A. from Columbia Business School.

Antonio Quintella is Chairman of Credit Suisse Hedging-Griffo, based in São Paulo, Brazil. From July 2010 to May 2012, he served as CEO of Credit Suisse Americas and CEO of Brazil.

Antonio Quintella joined Credit Suisse in 1997 from ING Barings as a Senior Relationship Banker in the Investment Banking division and was named CEO of Credit Suisse's Brazil operations in 2003. As CEO of Brazil, he has overseen the expansion of the bank's presence in this important market, including the acquisition of a majority stake in Hedging-Griffo, a leading independent asset management and private banking firm in Brazil, in 2007.

Antonio Quintella is a member of the Global Advisory Council of the London Business School and a Director of The New York Philharmonic.

He holds a B.A. in Economics from Pontifícia Universidade Católica in Rio de Janeiro and an M.B.A. from the London Business School.

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,700 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2012 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;

Media Release
May 11, 2012 Page 3/3

–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2011 under “Risk factors” in the Appendix.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Christian Schmid
Christian Schmid
Manging Director

/s/ Claude Jehle
Claude Jehle
Date: May 11, 2012		Director